

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop: 3628

August 26, 2016

<u>**Via E-mail**</u>
James Darrell Thomas
Vice President, Treasurer and Assistant Secretary
Harley-Davidson Credit Corp.
3850 Arrowhead Drive
Carson City, Nevada 29706

>   **Re: Harley-Davidson Motorcycle Trust 2013-1**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed March 28, 2016**
>   **File No. 333-180185-02**

Dear Mr. Thomas:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Katherine Hsu

                                        Katherine Hsu
                                        Office Chief
                                        Office of Structured Finance

cc: Bill Jue, Harley-Davidson Credit Corp.
        Julia Landes, Harley-Davidson Credit Corp.